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                               June 3, 2024

       Jesse A. Coury
       Chief Financial Officer
       Greystone Housing Impact Investors LP
       14301 FNB Parkway, Suite 211
       Omaha, NE 68154

                                                        Re: Greystone Housing
Impact Investors LP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41564

       Dear Jesse A. Coury:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Consolidated Balance Sheets, page 80

   1. Please revise future filings to present each of the following separately on the face of the consolidated balance
sheet as of each period end presented:

                                                              assets of a
consolidated variable interest entity (VIE) that can be used only to settle obligations of the
consolidated VIE, and
                                                              liabilities of a
consolidated VIE for which creditors or beneficial interest holders do not have recourse
to your general credit.

                                                        Please provide us with
your proposed disclosure. Refer to ASC 810-10-45-25 for
                                                        guidance.
       Note 5. Variable Interest Entities, page 95

   2. Please revise future filings to provide additional information (e.g., nature, purpose, activities, etc.)
related to non-consolidated VIEs, your involvement with these VIEs, and
 Jesse A. Coury
Greystone Housing Impact Investors LP
June 3, 2024
Page 2
         the variable interests that you hold. Additionally, tell us how you determined that your variable interests represent MRBs, GILs, property loans, etc. which presumably are the underlying assets held by the VIE and not the ownership or beneficial interests of the VIE.
         Refer to ASC 810-10-50-5A.d for guidance. Please provide us with your proposed disclosure.
3. Please revise future filings to clarify how the accounting and financial reporting is different for your involvement with a consolidated versus non-consolidated VIE. Refer to
         ASC 810-10-50-2AA.d for guidance. Please provide us with your proposed disclosure.
4. Please revise future filings to disclose the carrying amounts and classification of the assets and liabilities in your consolidated balance sheet that relate to your variable interests in non-consolidated VIEs as of each period end presented, your maximum exposure to loss, and a tabular comparison of these amounts. Refer to ASC 810-10-50-4 for guidance. Please provide us with your proposed disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 with any questions.



FirstName LastNameJesse A. Coury                                Sincerely,
Comapany NameGreystone Housing Impact Investors LP
                                                                Division of
Corporation Finance
June 3, 2024 Page 2                                             Office of
Finance
FirstName LastName